[AIG Letterhead]
November 12, 2010
Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Re:	American International Group, Inc. Form 10-Q for the Fiscal Quarter Ended September 30, 2010 File No. 001-8787
Dear Mr. Riedler:
     We are in receipt of your letter dated November 10, 2010 with respect to American International Group, Inc.’s (AIG) Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010 (Form 10-Q). This letter sets forth AIG’s responses to the Staff’s comments contained in your letter.
     AIG acknowledges that the adequacy and accuracy of the disclosure in the Form 10-Q is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the Commission) from taking any action with respect to the Form 10-Q and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
     We have repeated your comments below to facilitate your review.
AIG Introductory Comment
     Beginning late in the second quarter of 2010 and continuing through the third quarter, AIG engaged in discussions with the Federal Reserve Bank of New York (FRBNY), the United States Department of the Treasury (Department of the Treasury), and the AIG Credit Facility Trust with respect to a proposed strategy to repay the Credit Facility provided by the FRBNY under the Credit Agreement, dated as of September 22, 2008 (the FRBNY Credit Facility) and allow the government to exit its ownership relationship with AIG. On September 30, 2010 (as disclosed in a Form 8-K filed on that date), an agreement in principle was executed for a recapitalization transaction which provides that AIG will repay in full and terminate the FRBNY Credit Facility, repurchase and exchange the preferred interests in AIA Aurora Holdings, LLC and ALICO Holdings, LLC and exchange the Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share, and the Series E Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share, and the Series F Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share, for AIG Common Stock. In connection with the agreement in principle, AIG’s motivation to accelerate certain asset sales and reduce indebtedness became a top priority which, in part, resulted in the planned asset sales that gave rise to two of the Staff’s comments. The acceleration of AIG’s plans in this regard and the related negotiations with buyers, in part, resulted in the disclosed impairment losses. AIG’s responses to the Staff’s questions should be considered in the context of the comprehensive recapitalization plan.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Executive Overview
AGF Sale, page 113
1.	Please disclose the factors that led to an estimated pre-tax loss of $1.9 billion related to AGF and quantify the components of this loss, such as the write-off of AGF’s intangible assets. In addition, tell us why you believed that the assumptions underlying your prior impairment assessments for these assets were reasonable.
AIG Response:
     As a result of the planned recapitalization, AIG concluded it was prudent to dispose of AGF on an accelerated time frame and, accordingly, agreed during the third quarter of 2010 to sell 80 percent of its economic interest (84 percent of its voting interest) in AGF, which had a carrying value of approximately $2.0 billion at September 30, 2010, for $125 million and certain contingent consideration as disclosed in a Form 8-K dated August 11, 2010. As referenced above, AIG’s motivating factor to dispose of AGF was its desire to deleverage, because one of the important conditions to the recapitalization is for AIG to obtain satisfactory credit ratings. At September 30, 2010, AGF had approximately $17.0 billion of debt outstanding, representing approximately 13 percent of AIG’s total debt at that date. The sale of AGF therefore is expected to have a significantly favorable effect on AIG’s leverage.
Given the acceleration of the disposal efforts leading to the announced transaction, AGF met the criteria to be classified as held for sale in the third quarter of 2010. The components of the $1.9 billion charge consisted of the difference between (i) the sum of the fair value of the agreed consideration and AIG’s retained 20 percent economic interest and (ii) the net book value of the assets. Prior to the agreed sale, AGF’s business and underlying assets were subject to periodic impairment assessments under a held-for-use model and did not meet the criteria for held-for—sale accounting. The large majority of AGF’s assets are consumer finance and mortgage loans held for investment and thus are not carried at fair value. Prior to 2010, AGF had impaired all goodwill and substantially all intangible assets. Unrelated to the announced sale of AGF, during the third quarter of 2010, the remaining intangible assets of approximately $75 million were written off.
AIG believes the application of prior impairment assumptions under its held-for-use model were appropriate, reasonable, and consistent with its disclosed policies.

Nan Shan Transaction, page 114
2.	You assert that the proceeds from the expected sale of Nan Shan will approximate the previous sale amount. Please tell us why you believe this conclusion is reasonable and how it considers recent experiences in selling AGF, AIG Edison and AIG Star.
AIG Response:
     In October 2009, AIG agreed to sell its interest in Nan Shan to a consortium of buyers for $2.15 billion in cash and recognized a charge to earnings of approximately $1.5 billion after tax in the fourth quarter of 2009 to reduce Nan Shan’s carrying value to fair value less costs to sell. In the second quarter of 2010, AIG recognized an additional loss of $295 million related to a modification of the original purchase agreement that effectively adjusted the original purchase price as discussed on page 127 of AIG’s Form 10-Q for the quarterly period ended June 30, 2010. On August 31, 2010, Taiwanese regulators disapproved the sale of Nan Shan. As a result, the purchase agreement was terminated on September 20, 2010, and AIG began pursuing indications of interest from other potential buyers.
     AIG remains committed to the divestiture of Nan Shan, consistent with its strategy to continue to grow its core domestic life and global general insurance subsidiaries. Subsequent to August, a member of the original consortium expressed to AIG its continued desired to purchase Nan Shan, and has filed an appeal with the Taiwanese regulators to reinstate the sale. Other prospective buyers have approached AIG and have provided unsolicited letters of interest in purchasing Nan Shan at prices that range from $2.15 billion to $3.0 billion, which exceed AIG’s carrying value of Nan Shan at September 30, 2010. AIG is preparing information to permit these parties to conduct due diligence on Nan Shan and believes these represent credible and valid non-binding indications of interest. AIG believes the carrying value of Nan Shan at September 30, 2010 does not exceed its fair value.
     AIG acknowledges the Staff’s comment related to its observation that previously-announced sales of AGF, AIG Edison and AIG Star have resulted in anticipated losses. However, with respect to Nan Shan, as referenced above, in view of prices in the unsolicited letters of interest for Nan Shan that exceed AIG’s carrying value, AIG believes additional impairment is not currently warranted or supportable.
Critical Accounting Estimates
Goodwill Impairment, page 176
3.	The fair value of the AIG Star and AIG Edison exceeded book value at March 31, 2010 by 51%. Please disclose the factors that caused the recent change in the fair value for these entities, which resulted in a $1.3 billion goodwill impairment charge in the third quarter of 2010, and tell us why you believed that the prior assumptions used to determine fair value for these entities were reasonable.

AIG Response:
     In the first quarter of 2010, AIG announced the sale of American International Life Insurance Company (ALICO) which, together with Star/Edison, comprised substantially all of the Japan & Other reporting unit. Accordingly, AIG allocated the goodwill in the reporting unit to ALICO and Star/Edison based on their relative fair values. AIG tested the goodwill allocated to Star/Edison for impairment and estimated the fair value of Star/Edison based, in part, on work performed by a third-party consulting firm using external appraisals as of December 31, 2009, adjusted for the March 31, 2010 increase in net asset values. Based on the results of the testing, the estimated fair value of Star/Edison exceeded its book value by approximately 51 percent, indicating no goodwill impairment had occurred.
     During the second quarter of 2010, there were no events that warranted an update of the fair value of Star/Edison at June 30, 2010. As a result of Star/Edison earnings during the second quarter, the book value of the business increased such that the March 31, 2010 fair value of Star/Edison exceeded its June 30, 2010 book value by 30 percent, as disclosed on page 167 of AIG’s report on Form 10-Q for the quarterly period ended June 30, 2010, compared to 51 percent over its March 31, 2010 book value. AIG also disclosed that it was possible that future conditions or events might result in an impairment of a portion or all of the $1.2 billion of goodwill remaining in the Star/Edison operating segment in the future.
     As discussed under the “AIG Introductory Comment,” to facilitate the recapitalization plan, AIG accelerated its efforts to dispose of Star/Edison because the recapitalization plan calls for the application of the proceeds from the sale of Star/Edison to repay the preferred interests held by the FRBNY in AIA Aurora Holdings, LLC and ALICO Holdings, LLC. On September 30, 2010, AIG announced a definitive agreement to sell Star/Edison for total consideration of $4.8 billion, less the principal balance of certain outstanding debt owed by Star/Edison as of the closing date. As of September 30, 2010, the outstanding principal balance of the debt approximated $0.6 billion and, thus, the sale is expected to generate approximately $4.2 billion of cash proceeds. Accordingly, AIG determined this event required AIG to test the goodwill of Star/Edison for impairment. AIG based the fair value of Star/Edison on the negotiated sales price and, together with Star/Edison earnings and higher asset values recognized during the quarter, determined the carrying value of Star/Edison exceeded its fair value, requiring AIG to perform a “Step 2” goodwill impairment analysis. The Step 2 goodwill analysis revealed that, based on the negotiated purchase price and the hypothetical purchase price allocation resulting from the use of current discount rates and other market-participant assumptions, the entire amount of goodwill allocated to Star/Edison was impaired and, accordingly, AIG recognized an impairment loss. The prior assumptions used by AIG were reasonable, because the loss recognized in the 2010 third quarter primarily resulted from consideration of factors that became known only during the third quarter—actual proceeds from the sale and earnings.
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     If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.
Very truly yours,

/s/ Kathleen E. Shannon

Kathleen E. Shannon
Senior Vice President and Deputy General Counsel